SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                         FOR THE MONTH OF NOVEMBER 2003


                     SAPIENS INTERNATIONAL CORPORATION N.V.
                 (translation of registrant's name into English)


                              C/O LANDHUIS JOONCHI
                           KAYA RICHARD J. BEAUJON Z/N
                                  P.O. BOX 837
                                   WILLEMSTAD
                          CURACAO, NETHERLANDS ANTILLES
                                (599) (9) 7366277
                    (address of principal executive offices)


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                              Form 20-F X  Form 40-F
                                       ---           ---

         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]


                                  Yes     No  X
                                      ---    ---

[SAPIENS LOGO OMITTED]

              MENORA INSURANCE AWARDS SAPIENS $5.2 MILLION CONTRACT

              BUILDING COMPERHENSIVE NEXT-GENERATION INTERNET-BASED LIFE, PENSION, HEALTH INSURANCE AND FINANCIAL MANAGEMENT SYSTEM

Research Triangle Park, N.C.-- November 17, 2003 -- Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced that Menora Insurance, one of Israel's largest insurance companies, signed a multimillion dollar contract to implement a comprehensive, Internet-based Life, Pension, Health Insurance and Financial Management system. The solution will shorten time to market, increase cost-efficiencies and enable customer-centric management.

Sapiens will help transform Menora's legacy business systems into an Internet-based, customized portal for agents and integrate disparate systems. The comprehensive Life, Pension and Health Insurance system will allow Menora to offer integrated financial products. It will include product management, individual and collective policy administration and funds revaluation with unit link management and full integration with automated medical underwriting and Point of Sale management systems.

The base platform for Menora's new Life & Pension Insurance system is an existing Sapiens eMerge-based framework that has been in operation at Allianz Suisse. It will now be enhanced by Sapiens' insurance domain experts, together with Menora's business and IT teams and IBM Global Services in Israel. The new comprehensive Life & Pension Solution will become part of the INSIGHT suite of Sapiens' Insurance solutions, to be introduced by Sapiens and IBM jointly in the Israeli Life and Pensions marketplace.

"Sapiens' leading-edge Life & Pension insurance solution will provide significant business advantages in an increasingly demanding market," said Ari Kalman, CEO of Menora Insurance. "We are convinced that the highly flexible solution presented by Sapiens was the best offering to support our ability to gain market leadership in the converging financial services marketplace. Sapiens' proven domain expertise, rich product functionality and long-term commitment to leading technology innovation in the insurance industry are the major reasons for our decision."

"The ability of Menora to become the leader in their Life & Pension business will enable them to differentiate the company in today's competitive market and put them in the best position to adapt quickly to market and regulatory changes while bringing added value to their customers", said Ruvik Barkan, Managing Director, Sapiens Israel.

Itzick Sharir, President and CEO of Sapiens International Corporation added: "We are proud of being selected for this long-term partnership. Life & Pension INSIGHT, based on the outstanding heritage of Allianz together with the vision of Menora, will become one of Sapiens' major product offerings to the Insurance Market globally. I believe it is one of the most comprehensive, modular and flexible solution, available today to the Life & Pensions Sector."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, Occidental Fire & Casualty among others.
For more information, please visit HTTP://WWW.SAPIENS.COM.

                                      # # #

--------------------------------------------------------------------------------
                           FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

Rebecca Green
Padilla Speer Beardsley
Tel: +1-212-752-8338
e-Mail: rgreen@psbpr.com
--------------------------------------------------------------------------------

                                      # # #

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.

                                      # # #

[SAPIENS LOGO OMITTED]


            SAPIENS AWARDED FURTHER CONTRACT WITH LIVERPOOL VICTORIA

    MIGRATION OF NEW BLOCK OF POLICIES EXPANDS SAPIENS' CLOSED BOOKS INSIGHT
                       FUNCTIONALITY AND PRODUCTS PROFILE

Research Triangle Park, N.C.--November 10, 2003 - Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) today announced a broadening of their relationship with Liverpool Victoria, the UK's largest friendly society*, with the award of a further contract to migrate another 400,000 of the company's unit-linked policies onto its Closed Books INSIGHT solution.

Closed Books INSIGHT has assisted Liverpool Victoria in restructuring their business processes and reducing their cost base. Sapiens migrated over 3.5 million of Liverpool Victoria's policies onto Closed Books INSIGHT in 2002. The further migration, planned to be achieved within a 6-month timescale, will enable Liverpool Victoria to build on the benefits already realised since moving their older policies onto Closed Books INSIGHT.

Whilst Closed Books INSIGHT is already rich in process functionality, the migration of this additional book will broaden the solution's capabilities, enabling it to process traditional with-profits products while adding new products, such as: unitised with-profits, unit-linked, pensions and life products.

Ian Cordwell, Liverpool Victoria's Group Operations Director, commented:
"The experience of implementing Closed Books INSIGHT and the benefits we've since realised aided our decision to migrate further policies onto the same solution. Closed Books INSIGHT has helped us to achieve efficient and low administration costs."

Yair Spitzer, managing director of Sapiens UK, added: "Our speed of implementation beats anything else in the market and is proving to be irresistible to our clients. We are so confident in our ability to meet client needs that we will recommend our clients to enter into fixed price contracts and remove their normal price and overrun risks. As we have shown at Liverpool Victoria, not only is Closed Books INSIGHT a low cost platform to run but it is also highly scalable."

David Ofek, Executive Vice President Business Development of Sapiens International added: "The changing economics and regulation pose a challenge on Life & Pensions carriers and outsourcing providers alike, while dealing with growing numbers of books of policies that are no longer sold. Sapiens has delivered a proven solution that allows the carrier to reduce dramatically the basic cost of maintaining and administering the closed books of business, making it a positive asset. This is a new business avenue for companies, already at high interest level in the UK and growing interest in Europe, primarily in Germany and France."

ABOUT SAPIENS

Sapiens International Corporation (NASDAQ and TASE: SPNS), a member of the Formula Group of companies, is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include Allianz Group, AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial, Prudential, Abbey National, ING, Occidental Fire & Casualty, among others. For more information, please visit HTTP://WWW.SAPIENS.COM.

                                      # # #

* Association of Friendly Societies Yearbook 2003-2004, funds under management.

Except for historical information contained herein, the matters set forth in this release are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environment, changing economic conditions, risks in new product and service development, the effect of the Company's accounting policies and other risk factors detailed in the Company's SEC filings.


--------------------------------------------------------------------------------
FOR ADDITIONAL INFORMATION
--------------------------------------------------------------------------------
USA:                                   Europe:
Rebecca Green                          James Read
Padilla Speer Beardsley                Citigate Technology (UK)
Tel: +1-212-752-8338                   Tel: +44 (0)1604 232 223
e-Mail: RGREEN@PSBPR.COM               e-Mail: JAMES.READ@CITIGATETECHNOLOGY.COM
        ----------------                       ---------------------------------
--------------------------------------------------------------------------------


                                      # # #

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                           SAPIENS INTERNATIONAL CORPORATION N.V.
                                      (Registrant)




Date: November 26th, 2003                      By:
                                                  ---------------------------
                                                       Norman Kotler
                                                       General Counsel and
                                                       Corporate Secretary